As filed with the Securities and Exchange Commission on March 13, 2001
                                                      Registration No. 333-37072
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 AMENDMENT NO. 3
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             -----------------------


                                 Genentech, Inc.
             (Exact name of Registrant as specified in its charter)


           Delaware                                             94-2347624
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                                    1 DNA Way
                   South San Francisco, California 94080-4990
                              Phone: (650) 225-1000
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             -----------------------

                           Stephen G. Juelsgaard, Esq.
              Senior Vice President, General Counsel and Secretary
                                 Genentech, Inc.
                                    1 DNA Way
                   South San Francisco, California 94080-4990
                              Phone: (650) 225-1672
                            Facsimile: (650) 225-8654
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             -----------------------

                                   Copies to:
                              John G. Crowley, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                              Phone: (212) 450-4550
                            Facsimile: (212) 450-3550

                             -----------------------



     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             -----------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


PROSPECTUS (Subject to Completion)
Dated March 13, 2001



GENENTECH, INC.

Common Stock




This prospectus relates to offerings by the selling stockholders from time to time of a total of 13,034,618 shares of our common stock.




Our common stock is listed on the New York Stock Exchange under the symbol
"DNA".



Investing in our common stock involves risk. See "Risk Factors" beginning on page 3.



Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.








                            , 2001

                                TABLE OF CONTENTS

                                                                            Page



Prospectus Summary.............................................................1
Risk Factors...................................................................3
Special Note Regarding Forward-looking Statements.............................12
Use of Proceeds...............................................................12
Dividend Policy...............................................................12
Selling Stockholders..........................................................13
Material U.S. Federal Tax Considerations for Non-U.S. Holders
of Common Stock ..............................................................18
Shares Eligible for Future Sale...............................................21
Plan of Distribution..........................................................22
Legal Matters.................................................................24
Experts.......................................................................24
Where You Can Find More Information...........................................25
General Information...........................................................26

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference to this prospectus.

Genentech


     Genentech is a leading biotechnology company that uses human genetic information to discover, develop, manufacture and market human pharmaceuticals for significant unmet medical needs. Fourteen of the approved products of biotechnology stem from our science. Science at Genentech focuses primarily on two areas of medicine:


     o    cardiovascular; and

     o    oncology.

     We also pursue projects, such as our growth hormone products, in other important areas of medicine where we believe there is a significant opportunity to fill a therapeutic void.

     Our principal executive offices are located at 1 DNA Way, South San Francisco, California 94080-4990 and our telephone number is (650) 225-1000. Our worldwide web site address is www.gene.com. The information on our web site is not part of this prospectus.


Our Relationship with Roche

     Since 1990, Roche Holdings, Inc., a Delaware corporation, commonly known as Roche, has been our majority stockholder. Listed below are some of the recent significant events in our relationship.


     o On June 30, 1999, Roche caused us to redeem all of our special common stock held by stockholders other than Roche at $20.625 per share in cash and retire all of those shares including those shares of our special common stock held by Roche. Prior to that redemption, we had two classes of common stock outstanding: our common stock and our special common stock.


          The purpose of the special common stock was:


          o to establish a four-year period during which we could redeem our publicly traded stock at Roche's option at specified prices per share ranging from $15.625 during the quarter ending December 31, 1995 to $20.625 during the quarter ending June 30, 1999; and

          o to afford the holders of special common stock the right to require the purchase of all or a portion, at the option of the holder, of their shares of such stock at a price of $15.00 per share, exercisable during the 30-business day period following June 30, 1999.


     o In July 1999, we entered into an affiliation agreement and a tax sharing agreement with Roche. We also amended a licensing and marketing agreement with F. Hoffmann-La Roche Ltd., an affiliate of Roche Holdings, Inc., commonly known as Hoffmann-LaRoche.


     o On July 23, 1999, Roche completed the sale of 88,000,000 shares of our common stock at $24.25 per share.

     o On October 26, 1999, Roche completed the sale of 80,000,000 shares of our common stock at $35.875 per share.

     o On January 19, 2000, Roche issued an aggregate principal amount of $1,506,342,000 Liquid Yield Option Notes due 2015 ("LYONs") exchangeable for our common stock at an exchange rate of 8.65316 Genentech shares per $1,000 principal amount at maturity of LYONs. The LYONs are exchangeable for an aggregate of 13,034,618 shares of our common stock held by Roche, or 2.5% of our outstanding common stock as of April 30, 2000. The exchange ratio is subject to conversion rate adjustments in order to provide antidilution protection to the holders of the LYONs.

     o On March 29, 2000, Roche completed the sale of 34,600,000 shares of our common stock at $81.50 per share.

     o On June 30, 2000, Roche owned 306,594,352 shares of our common stock or approximately 59% of our outstanding shares.


The Offering

     In connection with the issuance of LYONs, we entered into a registration rights agreement in which we agreed to file a registration statement, of which this prospectus is a part, to register resales of our shares deliverable upon the exchange of the LYONs.

     The shares offered for sale by the selling stockholders were originally delivered upon the exchange of the LYONs.

                                  RISK FACTORS

     You should carefully consider each of the risks and uncertainties described below and all of the other information in this prospectus or incorporated by reference before deciding to invest in shares of our common stock.

     The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

     If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and the trading price of our common stock could decline.

Fluctuations in Our Operating Results Could Affect the Price of Our Common
Stock.

     Our operating results may vary from period to period for several reasons including:

     o    The overall competitive environment for our products.


          For example, sales of our Activase product decreased in 2000, 1999 and 1998 primarily due to competition from Centocor Inc.'s Retavase and more recently to a decreasing size of the thrombolytic marketplace as other forms of acute myocardial infarction treatment gain acceptance.


     o    The amount and timing of sales to customers in the United States.

          For example, sales of our Growth Hormone products increased in 2000 and 1999 due to fluctuations in distributor ordering patterns.

     o The amount and timing of our sales to Hoffmann-La Roche of products for sale outside of the United States and the amount and timing of its sales to its customers, which directly impact both our product sales and royalty revenues.


          For example, in the third quarter of 2000, Hoffmann-La Roche's approval of Herceptin in Europe increased our sales of Herceptin product.


     o    The timing and volume of bulk shipments to licensees.

     o The availability of third-party reimbursements for the cost of therapy.


     o The effectiveness and safety of our various products as determined both in clinical testing and by the accumulation of additional information on each product after it is approved by the FDA for sale.


     o The rate of adoption and use of our products for approved indications and additional indications.

          For example, sales of Pulmozyme increased in 1998 due, in part, to new patients who were attracted to our product as a result of an FDA approval for a label extension to include cystic fibrosis patients under the age of five.


     o The potential introduction of new products and additional indications for existing products in 2001 and beyond.

     o The ability to successfully manufacture sufficient quantities of any particular marketed product.

     o    The number and size of any product price increases we may issue.


     These fluctuations may not match the expectations of securities analysts and investors. This could cause the trading price of our common stock to decline.


The Successful Development of Pharmaceutical Products Is Highly Uncertain.

     Successful pharmaceutical product development is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons including:

     o Preclinical and clinical trial results that may show the product to be less effective than desired or to have harmful problematic side effects.

          For example:

          o In June 2000, we announced that the preliminary results from our 415-patient Phase II clinical trial of our recombinant humanized anti-CD18 monoclonal antibody fragment, which is known as rhuMAb CD18, for the treatment of myocardial infarction, more commonly known as a heart attack, did not meet its primary objectives;

          o In 1999, our Phase III clinical trial of recombinant human nerve growth factor, which is known as rhNGF, for use in diabetic peripheral neuropathy did not meet its objectives and we decided not to file for product approval with the FDA; and

          o In 1999, our Phase II clinical study of recombinant human vascular endothelial growth factor, which is known as VEGF, protein failed to meet the primary endpoints of the study.

     o Failure to receive the necessary regulatory approvals or delay in receiving such approvals.

     o Manufacturing costs or other factors that make the product uneconomical.

     o The proprietary rights of others and their competing products and technologies that may prevent the product from being commercialized.


     Success in preclinical and early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict.

     Factors affecting our research and development expenses include, but are not limited to:

     o The number of and the outcome of clinical trials currently being conducted by us and/or our collaborators.


     o The number of products entering into development from late-stage research.


          For example, there is no guarantee that internal research efforts will succeed in generating sufficient data for us to make a positive development decision or that an external candidate will be available on terms acceptable to us. In the past, promising candidates have not yielded sufficiently positive pre-clinical results to meet our stringent development criteria.

     o Hoffmann-La Roche's decisions whether to exercise its options to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements.

     o In-licensing activities, including the timing and amount of related development funding or milestone payments.


          For example, in February 2000, we entered into an agreement with Actelion Ltd. for the purchase of rights for the development and co-promotion in the United States of tezosentan, and paid Actelion an upfront fee of $15 million which was recorded as a research and development expense.

     o As part of our strategy, we invest in research and development. Research and development as a percent of revenues can fluctuate with the changes in future levels of revenue. Lower revenues can lead to more disciplined spending of research and development efforts.


     o    Future levels of revenue.

Roche, Our Controlling Stockholder, May Have Interests That Are Adverse to Other Stockholders.


     Roche, as our majority stockholder, controls the outcome of actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our board of directors shall consist of two Roche directors, three independent directors nominated by a nominating committee and one Genentech employee nominated by the nominating committee. As long as Roche owns in excess of 50% of our common stock, Roche directors will comprise two of the three members of the nominating committee. However, at any time until Roche owns less than 5% of our stock, Roche will have the right to obtain proportional representation on our board. Roche intends to continue to allow our current management to conduct our business and operations as we have done in the past. However, we cannot assure you that Roche will not institute a new business plan in the future. Roche's interests may conflict with your interests.

Our Affiliation Agreement With Roche Could Limit Our Ability to Make Acquisitions and Could Have a Material Negative Impact on Our Liquidity.

     The affiliation agreement between us and Roche contains provisions that:

     o Require the approval of the directors designated by Roche to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of our assets, net income or revenues;

     o Enable Roche to maintain its percentage ownership interest in our common stock; and

     o Establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock.

     These provisions may have the effect of limiting our ability to make acquisitions and while the dollar amounts associated with the stock repurchase program cannot currently be estimated, those stock repurchases could have a material adverse impact on our liquidity, credit rating and ability to access capital in the financial markets.

Our Stockholders May Be Unable to Prevent Transactions That Are Favorable to Roche but Adverse to Us.


     Our certificate of incorporation includes provisions relating to:


     o    Competition by Roche with us;

     o    Offering of corporate opportunities;

     o    Transactions with interested parties;

     o    Intercompany agreements; and

     o    Provisions limiting the liability of specified employees.


     Our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation relating to competition with Roche, conflicts of interest with Roche, the offer of corporate opportunities to Roche and intercompany agreements with Roche. This deemed consent may restrict your ability to challenge transactions carried out in compliance with these provisions.


Potential Conflicts of Interest Could Limit Our Ability to Act on Opportunities That Are Adverse to Roche.


     Persons who are directors and/or officers of Genentech and who are also directors and/or officers of Roche may decline to take action in a manner that might be favorable to us but adverse to Roche. Two of our directors, Dr. Franz
B. Humer and Dr. Jonathan K.C. Knowles, currently serve as directors, officers and employees of Roche Holding Ltd and its affiliates.


We May Be Unable to Retain Skilled Personnel and Maintain Key Relationships.


     The success of our business depends, in large part, on our continued ability to attract and retain highly qualified management, scientific, manufacturing and sales and marketing personnel, and on our ability to develop and maintain important relationships with leading research institutions and key distributors. Competition for these types of personnel and relationships is intense.


     Roche has the right to maintain its percentage ownership interest in our common stock. Our affiliation agreement with Roche provides that, among other things, we will establish a stock repurchase program designed to maintain Roche's percentage ownership in our common stock if we issue or sell any shares. This right of Roche may limit our flexibility as to the number of shares we are able to grant under our stock option plans. We therefore cannot assure you that we will be able to attract or retain skilled personnel or maintain key relationships.


We Face Growing and New Competition.


     We face growing competition in two of our therapeutic markets and expect new competition in a third market. First, in the thrombolytic market, Activase has lost market share and could lose additional market share to Centocor's Retavase, either alone or in combination with the use of another Centocor product, ReoPro(R) (abciximab), and to the use of other mechanical therapies to treat acute myocardial infarction; the resulting adverse effect on sales has been and could continue to be be material. Retavase received approval from the FDA, in October 1996 for the treatment of acute myocardial infarction. We expect that the use of mechanical reperfusion in lieu of thrombolytic therapy for the treatment of acute myocardial infarction will continue to grow.

     Second, in the growth hormone market, we continue to face increased competition from four other companies currently selling growth hormone and an additional company which may enter the market in the near future. As a result of that competition, we have experienced a slight loss in market share. The four competitors have also received approval to market their existing human growth hormone products for additional indications. As a result of this competition, sales of our Growth Hormone products may decline, perhaps significantly.

     Third, in the non-Hodgkin's lymphoma market, Corixa Corporation, formerly Coulter Pharmaceutical, Inc., has filed and received an expedited review of a revised Biologics License Application, or BLA, in 2000 for Bexxar(TM) (tositumomab and iodine I 131 tositumomab), which may potentially compete with our product Rituxan, and IDEC has filed a BLA for Zevalin(TM) (ibritumomab tiuxetan), a product which could also potentially compete with Rituxan. Both Bexxar and Zevalin are radiolabeled molecules delivering a radioisotope to tumor sites while Rituxan is not a radiolabeled molecule. We are also aware of other potentially competitive biologic therapies for non-Hodgkin's lymphoma in development.

Other Competitive Factors Could Affect Our Product Sales.

     Other competitive factors that could affect our product sales include, but are not limited to:

     o    The timing of FDA approval, if any, of competitive products.


          For example, in June 2000 one of our competitors, Novo, received FDA approval for a liquid formulation of its growth hormone product that will directly compete with our liquid formulation, Nutropin AQ. Also, in June 2000, another of our competitors, Serono S.A., received FDA approval to deliver its competitive growth hormone product in a needle-free device.


     o    Our pricing decisions and the pricing decisions of our competitors.

          For example, we raised the prices of Rituxan in May 2000 and Pulmozyme in June 2000 by approximately 5%.


     o The degree of patent protection afforded to our products by patents granted to us and by the outcome of litigation involving our patents.

          For example, in January 2000, a federal court judge lifted a preliminary injunction that had been in effect since 1995 against Bio-Technology General Corporation, or BTG. Although an appeal of the judge's decision is pending, BTG is now permitted to sell its competitive growth hormone product in the United States.

     o The outcome of litigation involving patents of other companies concerning our products or processes related to production and formulation of those products or uses of those products.

          For example, as further described in "-- Protecting Our Proprietary Rights Is Difficult and Costly," in May 1999, June 2000 and September 2000, several companies filed patent infringement lawsuits against us alleging that we are infringing certain of their patents.


     o    The increasing use and development of alternate therapies.

          For example, the overall size of the market for thrombolytic therapies, such as our Activase product, continues to decline as a result of the increasing use of mechanical reperfusion.

     o    The rate of market penetration by competing products.

          For example, in the past, we have lost market share to new competitors in the thrombolytic and growth hormone markets.


In Connection With the Redemption of Our Special Common Stock, We Recorded Substantial Goodwill and Other Intangibles, the Amortization of Which May Adversely Affect Our Earnings.

     As a result of the redemption of our special common stock, Roche owned all of our outstanding common stock. Consequently, push-down accounting under generally accepted accounting principles was required. Push-down accounting required us to establish a new accounting basis for our assets and liabilities, based on Roche's cost in acquiring all of our stock. In other words, Roche's cost of acquiring Genentech was "pushed down" to us and reflected on our financial statements. Push-down accounting required us to record goodwill and other intangible assets of approximately $1,685.7 million and $1,499.0 million, respectively, on June 30, 1999. The amortization of this goodwill and other intangible assets will have a significant negative impact on our financial results in future years. In addition, we will continuously evaluate whether events and circumstances have occurred that indicate the remaining balance of this and other intangible assets may not be recoverable. If our assets need to be evaluated for possible impairment, we may have to reduce the carrying value of our intangible assets. This could have a material adverse effect on our financial condition and results of operations during the periods in which we recognize a reduction. We may have to write down intangible assets in future periods. For more information about push-down accounting, see the notes to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2000, which we have incorporated by reference into this prospectus.


Our Royalty and Contract Revenues Could Decline.

     Royalty and contract revenues in future periods could vary significantly. Major factors affecting these revenues include, but are not limited to:

     o Hoffmann-La Roche's decisions whether to exercise its options and option extensions to develop and sell our future products in non-U.S. markets and the timing and amount of any related development cost reimbursements.

     o Variations in Hoffmann-La Roche's sales and other licensees' sales of licensed products.


          For example, we began receiving royalty revenues from Immunex's sale of Embrel in 1999.


     o The conclusion of existing arrangements with other companies and Hoffmann-La Roche.


          For example, royalty revenues decreased in 1999 from 1998 due to the expiration of royalty payments primarily on sales of human insulin, from Eli Lilly and Company in August 1998.


     o The timing of non-U.S. approvals, if any, for products licensed to Hoffmann-La Roche and other licensees.


          For example, we expect the approval of Herceptin outside the United States which occurred in third quarter of 2000 to have a continuing positive impact on royalties.


     o    Fluctuations in foreign currency exchange rates.

     o    The initiation of new contractual arrangements with other companies.

          For example, license fees from Immunex and Schwarz Pharma increased contract revenues in 1999.

     o    Whether and when contract benchmarks are achieved.


          For example, milestone payments from Pharmacia increased contract revenue in 1997.


     o    The failure of or refusal of a licensee to pay royalties.


     o The expiration or invalidation of patents or licensed intellectual property.


Protecting Our Proprietary Rights is Difficult and Costly.


     The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Accordingly, we cannot predict the breadth of claims allowed in these companies' patents. Patent disputes are frequent and can preclude the commercialization of products. We have in the past been, are currently, and may in the future be involved in material patent litigation. Patent litigation is costly in its own right and could subject us to significant liabilities to third parties. In addition, an adverse decision could force us to either obtain third-party licenses at a material cost or cease using the technology or product in dispute. For example, in late 1999 we settled a patent infringement lawsuit brought against us by the Regents of the

University of California in which the University alleged that the manufacture and sale of our Protropin and Nutropin growth hormone products infringed a patent owned by the University. In connection with that settlement we paid the University of California $150 million and donated $50 million for the construction of a new life sciences building on the University of California, San Francisco campus. The presence of patents or other proprietary rights belonging to other parties may lead to our termination of the research and development of a particular product.


     We believe that we have strong patent protection or the potential for strong patent protection for a number of our products that generate sales and royalty revenue or that we are developing. However, the courts will determine the ultimate strength of patent protection of our products and those on which we earn royalties.


     Three lawsuits have been filed against us in which the companies involved allege that we have infringed their patents by the manufacture and sale of the following products:

     o In May 1999, GlaxoSmithKline plc, or Glaxo, filed a complaint in which it appears to claim that our manufacture, use, and sale of Rituxan and Herceptin antibody products infringe four Glaxo patents that relate to certain uses and preparations of antibodies.

     o In June 2000, Chiron Corporation filed a complaint in which it claims that our manufacture and sale of

     o    Herceptin infringe a patent it owns.

     o In September 2000, Glaxo filed another complaint in which it appears to claim that our manufacture, use and sale of Rituxan and Herceptin antibody products infringe a Glaxo patent that relates to certain cell culture methods.


We May Incur Material Litigation Costs.

     Litigation to which we are currently or have been subjected relates to, among other things, our patent and intellectual property rights, licensing arrangements with other persons, product liability and financing activities. We cannot predict with certainty the eventual outcome of pending litigation, and we might have to incur substantial expense in defending these lawsuits. We have in the past taken substantial special charges relating to litigation, including $230.0 million in 1999.

We May Incur Material Product Liability Costs.

     The testing and marketing of medical products entail an inherent risk of product liability. Pharmaceutical product liability exposures could be extremely large and pose a material risk. Our business may be materially and adversely affected by a successful product liability claim in excess of any insurance coverage that we may have.


We May Be Unable to Obtain Regulatory Approvals for Our Products.

     The pharmaceutical industry is subject to stringent regulation with respect to product safety and efficacy by various federal, state and local authorities. Of particular significance are the FDA's requirements covering research and development, testing, manufacturing, quality control, labeling and promotion of drugs for human use. A pharmaceutical product cannot be marketed in the United States until it has been approved by the FDA, and then can only be marketed for the indications and claims approved by the FDA. As a result of these requirements, the length of time, the level of expenditures and the laboratory and clinical information required for approval of a New Drug Application, or NDA, or a BLA, are substantial and can require a number of years. In addition, after any of our products receive regulatory approval, they remain subject to ongoing FDA regulation, including, for example, changes to their label, written advisements to physicians and product recall.

     We cannot be sure that we can obtain necessary regulatory approvals on a timely basis, if at all, for any of the products we are developing or that we can maintain necessary regulatory approvals for our existing products, and all of the following could have a material adverse effect on our business:

     o Significant delays in obtaining or failing to obtain required approvals.


     o    Loss of or changes to previously obtained approvals.

          For example, in May 2000, we issued letters to physicians advising them of some serious adverse events associated with the administration of Herceptin. In October 2000, we issued a new package insert for Herceptin including this information.

     o    Failure to comply with existing or future regulatory requirements.

          For example, in 1999, we paid a $50 million settlement to the federal government in connection with a federal investigation of our former clinical, sales and marketing activities associated with our human growth hormone products.


     Moreover, it is possible that the current regulatory framework could change or additional regulations could arise at any stage during our product development, which may affect our ability to obtain approval of our products.

Difficulties or Delays in Product Manufacturing Could Harm Our Business.


     We currently produce all of our products at our manufacturing facilities located in South San Francisco, California and Vacaville, California or through various contract manufacturing arrangements. Problems with any of our or our contractors' manufacturing processes could result in product defects, which could require us to delay shipment of products or recall products previously shipped or prevent us from being able to supply products at all.


     For example, in March 2000, we issued an important drug notification regarding a defect in the packaging of our Pulmozyme product. During a quality assurance inspection, we had discovered that there was a defect in the packaging of Pulmozyme which occasionally caused a small puncture in ampules of that product. We suspended shipping the product while we determined the source and extent of the defect. We ultimately recalled some of the product.


     On December 27, 2000, we received a Warning Letter from the FDA regarding our quality control at our South San Francisco manufacturing plant. The products cited were for cystic fibrosis, breast cancer and acute myocardial infarction. On February 7, 2001, we received a letter from the FDA accepting our responses and corrective actions with respect to the Warning Letter.

     In addition, any prolonged interruption in the operations of our or our contractors' manufacturing facilities could result in cancellations of shipments. A number of factors could cause interruptions, including equipment malfunctions or failures, or damage to a facility due to natural disasters or otherwise. Because our manufacturing processes and those of our contractors are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our and our contractors' manufacturing of existing or new products could increase our costs, cause us to lose revenue or market share and damage our reputation.


Our Stock Price, Like That of Many Biotechnology Companies, Is Highly Volatile.


     The market prices for securities of biotechnology companies in general have been highly volatile and may continue to be highly volatile in the future. In addition, due to the absence of the put and call that were associated with our special common stock, the market price of our common stock has been and may continue to be more volatile than our special common stock was in the past.

     In addition, the following factors may have a significant impact on the market price of our common stock:

     o Announcements of technological innovations or new commercial products by us or our competitors.

          For example, our stock increased by approximately 4% on the day we announced FDA approval for our Nutropin Depot product.

     o    Developments concerning proprietary rights, including patents.

          For example, our stock price decreased by approximately 4% on the day one of our competitors, Chiron, announced a patent infringement suit against us.

     o Publicity regarding actual or potential medical results relating to products under development by us or our competitors.


          For example, our stock price increased by approximately 9% on the day we announced positive preliminary Phase III results from the Anti-IgE asthma clinic.


     o    Regulatory developments in the United States and foreign countries.

     o    Public concern as to the safety of biotechnology products.

          For example, on May 8, we issued a warning concerning our Herceptin drug after 15 deaths resulted from the administration of Herceptin. Our stock price decreased by approximately 2% at that time.

     o    Economic and other external factors or other disaster or crisis.


          For example, our stock reached $122.50 in March 2000 and decreased, as the biotech sector and stock market in general decreased, to $42.25 in late May 2000.


     o    Period-to-period fluctuations in financial results.


          For example, our stock price has historically been affected by whether we met or exceeded analyst expectations.


Our Affiliation Agreement With Roche Could Adversely Affect Our Cash Position.


     Our affiliation agreement with Roche provides that we will establish a stock repurchase program designed to maintain Roche's percentage ownership interest in our common stock. While the dollar amounts associated with these future purchases cannot currently be estimated, those stock repurchases could have a material adverse effect on our cash position and may have the effect of limiting our ability to use our capital stock as consideration for acquisitions.

     These provisions may have the effect of limiting our ability to make acquisitions and while the dollar amounts associated with the stock repurchase program cannot currently be estimated, these stock repurchases could have a material adverse impact on our liquidity, credit rating and ability to access capital in the financial markets.


Future Sales by Roche Could Cause the Price of Our Common Stock to Decline.


     As of December 31, 2000, Roche owned 306,594,352 shares of our common stock or approximately 58.4% of our outstanding shares. All of our shares owned by Roche are eligible for sale in the public market subject to compliance with the applicable securities laws. We have agreed that, upon Roche's request, we will file one or more registration statements under the Securities Act in order to permit Roche to offer and sell shares of our common stock. We have agreed to use our best efforts to facilitate the registration and offering of those shares designated for sale by Roche. Sales of a substantial number of shares of our common stock by Roche in the public market could adversely affect the market price of our common stock.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     There are statements contained or incorporated by reference in this prospectus that are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

     o    our strategy;

     o    our future relationship with Roche;

     o    our liquidity;

     o    product sales, royalties and contract revenues;

     o    new product development or product introduction;

     o    expenses and net income;

     o    our credit risk management;

     o    our asset/liability risk management;

     o    our operational and legal risks;

     o    our consumer business; and

     o    how we may be affected by legal proceedings.

     These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause those differences include, but are not limited to, those factors discussed under "Risk Factors".


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of our common stock by the selling stockholders.


                                 DIVIDEND POLICY

     We have never declared or paid cash dividends. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. We plan to retain any earnings for use in the operation of our business and to fund future growth.

                              SELLING STOCKHOLDERS

     The LYONs were originally issued by Roche and sold to the initial purchaser, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated. The LYONs were resold by the initial purchaser to:

     o qualified institutional buyers within the meaning of Rule 144A under the Securities Act; and

     o pursuant to offers and sales that occurred outside the United States within the meaning of Regulation S under the Securities Act.

     Each LYON is exchangeable at the option of the holder, at any time prior to maturity, unless previously redeemed or otherwise purchased, for shares of our common stock.

     Those holders who have exchanged their LYONs for our common stock may from time to time offer and sell any or all of that common stock pursuant to this prospectus. The common stock that may be offered pursuant to this prospectus will be offered by the selling holders, which includes their transferees, pledgees or donees or their successors.

     The selling holders may offer and sell the common stock from time to time to purchasers directly, or through underwriters, brokers, dealers or agents, at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution".


     The following table sets forth information, as of March 1, 2001, with respect to the selling holders and the respective amounts of LYONs and common stock beneficially owned by each selling holder. The information is based on information provided by or on behalf of the selling holders and, with regard to the beneficial holdings of the selling holders, is accurate only to the extent beneficial holdings information was disclosed to us by or on behalf of the selling holders. The selling holders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any and all of the common stock listed below. Any supplement to this prospectus may contain certain additional or varied information about the selling holders and/or additional holders, and any of their transferors, pledgees, donees or successors, and the amount of common stock beneficially owned by each person that they are offering. This information will be obtained from the selling holders. Because the selling holders may offer all or some portion of their common stock, no estimate can currently be given as to the amount of the common stock that will be held by the selling holders upon termination of such sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their LYONs or common stock since the date on which they provided the information to us in transactions exempt from the registration requirements of the Securities Act.

                                                    Principal Amount         Common Stock
                                                        of LYONs          Owned Prior to the        Common Stock
                       Name                        Beneficially Owned       Offering (1)(2)     Offered Hereby(1)(2)
                       ----                        ------------------     -----------------     --------------------
1976 Distribution Trust f/b/o Jane A. Lauder.....    $       31,000                    268                    268
1976 Distribution Trust f/b/o A. R.
    Lauder/Zinterhofer...........................            15,000                    128                    128
Advantus Capital Management Inc. ................           266,000                  2,300                  2,300
Aerin Lauder Zinterhofer.........................            16,000                    138                    138
AIG/National Union Fire Insurance................         1,675,000                 14,494                 14,494
Aloha Airlines Pilots Retirement Trust...........           150,000                  1,296                  1,296
Aloha Airlines Non-Pilots Pension Trust..........           275,000                  2,378                  2,378
American Motorist Insurance Company..............         1,100,000                  9,518                  9,518
Arapahoe County Colorado.........................           105,000                    908                    908
ARBCO Associates, L.P............................         7,000,000                 60,564                 60,564
Arkansas PERS....................................         3,750,000                 32,448                 32,448
Arpeggio Fund....................................         4,300,000                 37,208                 37,208
Aventis Pension Master Trust.....................           292,000                  2,526                  2,526
AXP Variable Portfolio Managed Fund, a
   series of AXP Variable Portfolio Managed
   Series, Inc...................................         2,000,000                 17,306                 17,306
AXP Variable Portfolio Bond Fund, a series
   of AXP Variable Portfolio Income Series,
   Inc...........................................         1,747,000                 15,116                 15,116
AXP Bond Fund, Inc...............................         3,940,000                 34,092                 34,092
Bank Austria Cayman Island, Ltd..................         6,150,000                 53,216                 53,216
Bankers Trust Co. Trustee for DaimlerChrysler
   Corp Emp#1 Pension Plan dtd 4/1/89............         9,015,000                 78,008                 78,008
Boilermakers Blacksmith Pension Trust............         2,700,000                 23,362                 23,362
British Virgin Islands Social Security Board.....            80,000                    692                    692
C&H Sugar Company, Inc...........................           420,000                  3,634                  3,634
CGU Life Insurance Co. of America................         3,500,000                 30,286                 30,286
City of New Orleans..............................           455,000                  3,937                  3,937
City University of New York......................           158,000                  1,366                  1,366
Commonwealth Professional Assurance
   Company c/o Income Research
   Management....................................           400,000                  3,460                  3,460
Cova Bond Debenture Fund.........................         1,800,000                 15,574                 15,574
Cranville Capital Corporation....................        20,000,000                173,062                173,062
ELF Aquitane.....................................           350,000                  3,028                  3,028
Executive Life Insurance Co. of New York.........            88,000                    760                    760
Family Service Life Insurance Co.................           500,000                  4,326                  4,326
Fidelity Financial Trust: Fidelity Convertible
   Securities Fund...............................         6,225,000                 53,864                 53,864
Fidelity Advisor Series I: Fidelity Advisor
    Balanced Fund................................         7,379,000                 63,850                 63,850
Fidelity Management Trust Company on behalf
   of accounts managed by it.....................         1,310,000                 11,334                 11,334
Fifth Third Bank.................................           715,000                  6,186                  6,186
First Republic Bank..............................           190,000                  1,644                  1,644
Franklin and Marshall College....................           615,000                  5,320                  5,320
Grady Hospital Foundation........................           239,000                  2,068                  2,068


                                       15



                                                    Principal Amount         Common Stock
                                                        of LYONs          Owned Prior to the        Common Stock
                       Name                        Beneficially Owned       Offering (1)(2)     Offered Hereby(1)(2)
                       ----                        ------------------     -----------------     --------------------
Gryphon Domestic III, LLC........................        12,800,000                110,760                110,760
Guardian Pension Trust                                      550,000                  4,758                  4,758
Guardian Life Insurance Co.......................        12,450,000                107,730                107,730
Halliburton Company Employee Benefit.............           266,000                  2,100                  2,100
Hamilton Partner Limited.........................        28,000,000                242,288                242,288
Hawaiian Airlines Employees Pension Plan -
   IAM...........................................           125,000                  1,080                  1,080
Hawaiian Airlines Pension Plan for Salaried
   Employees.....................................            30,000                    258                    258
Hawaiian Airlines Pilots Retirement Plan.........           245,000                  2,120                  2,120
Income Portfolio, a series of IDS Life Series
   Fund, Inc.....................................           123,000                  1,064                  1,064
Independence Blue Cross..........................           225,000                  1,946                  1,946
Investcorp SAM Fund Limited......................        13,100,000                113,356                113,356
Island Holdings..................................           100,000                    864                    864
J.P. Morgan Securities, Inc......................         9,410,000                 81,426                 81,426
Kayne Anderson Capital Income Partners (Q.P.),
   L.P...........................................           500,000                  4,324                  4,324
Lazard Freres & Co. LLC..........................         1,000,000                  8,652                  8,652
Local Unititiatives Union........................            98,000                    848                    848
Lord Abbett Bond Debenture Fund..................        22,500,000                194,696                194,696
Lord Abbett Securities Trust World Bond
   Debenture.....................................           200,000                  1,730                  1,730
Lord Abbett Bond Debenture Fund..................        22,500,000                194,696                194,696
Maryland Retirement Agency.......................         5,706,000                 49,374                 49,374
Merrill Lynch Insurance Group....................           546,000                  4,724                  4,724
Merrill Lynch, Pierre Fenner & Smith
   Incorporated..................................        14,450,000                125,038                125,038
Museum of Fine Arts, Boston......................           166,000                  1,436                  1,436
Nabisco Holdings.................................            60,000                    518                    518
Nalco Chemical Company...........................           650,000                  5,624                  5,624
New York Life Insurance Company..................        26,150,000                226,280                226,280
New York Life Insurance and Annuity
   Corporation...................................         2,650,000                 22,930                 22,930
New Orleans Firefighters Pension/Relief Fund.....           243,000                  2,102                  2,102
Nomura International plc.........................         8,700,000                 75,282                 75,282
Occidental Petroleum Corporation.................           440,000                  3,807                  3,807
Ohio Bureau of Workers Compensation..............           274,000                  2,370                  2,370
Oxford, Lord Abbett & Co.........................         2,000,000                 17,306                 17,306
OZ Master Fund, Ltd..............................         5,140,000                 44,476                 44,476
Pacific Life Insurance Company...................        11,000,000                 95,184                 95,184
Parker-Hannifin Corporation......................           285,000                  2,466                  2,466
Penn Treaty Network America Insurance
   Company.......................................           730,000                  6,316                  6,316
ProMutual........................................         1,263,000                 10,928                 10,928
Putnam Convertible Income-Growth Trust...........         9,500,000                 82,204                 82,204
Putnam Asset Allocation Funds-Balanced
   Portfolio.....................................         1,266,000                 10,954                 10,954
Putnam Convertible Opportunities and Income
   Trust ........................................           429,000                  3,712                  3,712


                                       16



                                                    Principal Amount         Common Stock
                                                        of LYONs          Owned Prior to the        Common Stock
                       Name                        Beneficially Owned       Offering (1)(2)     Offered Hereby(1)(2)
                       ----                        ------------------     -----------------     --------------------
Putnam Asset Allocation Funds-Conservative
   Portfolio.....................................           772,000                  6,680                  6,680
Queens Health Plan...............................           100,000                    864                    864
Radian Group Inc.................................         2,000,000                 17,306                 17,306
Ramius Capital Group Holdings, Ltd...............         1,100,000                  9,518                  9,518
Raytheon Master Pension Trust....................         1,185,000                 10,253                 10,253
Rhapsody Fund, L.P. .............................        14,200,000                122,874                122,874
RJR Reynolds.....................................           196,000                  1,696                  1,696
Royal Bank of Canada.............................         5,000,000                 43,266                 43,266
Shell Pension Trust..............................           945,000                  8,177                  8,177
Spear, Leeds & Kellogg...........................         2,000,000                 17,306                 17,306
Starvest Combined Portfolio......................         2,100,000                 18,170                 18,170
Starvest Managed Portfolio.......................            90,000                    778                    778
State of Oregon/Equity...........................         9,900,000                 85,666                 85,666
State of Oregon/SAIF Corporation.................        10,250,000                 88,694                 88,694
State Street Bank Custodian for GE Pension
   Trust.........................................         4,475,000                 38,722                 38,722
TCW Group, Inc...................................        54,090,000                468,048                468,048
The Grable Foundation............................           220,000                  1,902                  1,902
The Northwestern Mutual Life Insurance
   Company.......................................        10,000,000                 86,530                 86,530
The Travelers Insurance Company - Life...........         7,179,000                 62,120                 62,120
The Travelers Indemnity Company..................        11,228,000                 97,156                 97,156
The Travelers Managed Assets Trust...............           300,000                  2,594                  2,594
The Travelers Series Trust Convertible Bond
     Portfolio...................................           450,000                  3,892                  3,892
Toronto Dominion (New York), Inc. ...............        17,500,000                151,430                151,430
Total Return Portfolio, a series of Growth and
   Income Trust..................................         2,030,000                 17,564                 17,564
Tufts Associated Health Plan c/o Income
   Research Management...........................           520,000                  4,498                  4,498
UBS O'Connor LLC f/b/o UBS Global Equity
   Arbitrage Master Limited......................        83,000,000                718,212                718,212
University of Massachusetts c/o Income
   Research Management...........................            80,000                    692                    692
University of South Florida......................           400,000                  3,460                  3,460
University of Rochester..........................           156,000                  1,348                  1,348
Variable Insurance Products Fund III: Balanced
   Portfolio.....................................           851,000                  7,362                  7,362
-------------------

(1) Assumes an exchange rate of 8.65316 Genentech shares per US$1,000 principal amount at maturity of LYONs and a cash payment in lieu of any fractional interest.

(2) Assumes that any holder of the LYONs or any future transferee from any such holder does not beneficially own any common stock other than common stock into which the LYONs are convertible at the exchange rate of 8.65316
     Genentech shares per US$1,000 principal amount at maturity of LYONs.


                  MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
                        NON-U.S. HOLDERS OF COMMON STOCK


     The following is a general discussion of the material United States federal income and estate tax consequences to a "Non-U.S. Holder" of owning and disposing of our common stock. A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is:

     o    a non-resident alien individual;

     o    a foreign corporation;

     o    a foreign partnership; or

     o    a foreign estate or trust.

     This discussion is based on the Internal Revenue Code of 1986, as amended, and administrative interpretations as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect.

     This discussion does not address:

     o all aspects of United States federal income and estate taxation that may be relevant to Non-U.S. Holders in the light of their particular circumstances; and

     o any tax consequences arising under the laws of any state, local or foreign jurisdiction.

     Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

     Subject to the discussion below, any dividends paid to a Non-U.S. Holder of our common stock generally will be subject to withholding tax at a 30% rate or at a lower rate that may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, we will presume, unless we know otherwise, that dividends paid on or before December 31, 2000 to an address in a foreign country are paid to a resident of that foreign country.

     Under United States Treasury Regulations applicable to dividends paid after December 31, 2000, a Non-U.S. Holder will generally be required to provide, in order to obtain a reduced rate of withholding under a treaty, an Internal Revenue Service Form W-8 BEN certifying the Non-U.S. Holder's entitlement to benefits under a treaty. The regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

     There will be no withholding tax on dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States if a Form 4224 or, after December 31, 2000, a Form W-8 ECI, stating that the dividends are so connected is filed with us. Instead, the effectively connected dividends will be subject to regular United States income tax in the same manner as if the Non-U.S. Holder were a United States resident.

     A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional "branch profits tax" which may be imposed at a rate of 30% (or at a lower rate that may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to adjustments.

     Generally, we must report to the United States Internal Revenue Service:

     o    the amount of dividends paid;

     o    the name and address of the recipient; and

     o    the amount, if any, of tax withheld.

     A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the United States Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or fails to provide a correct taxpayer identification number and other requested information to us.

     Under current United States federal income tax law, backup withholding generally does not apply to dividends paid on or before December 31, 2000 to a Non-U.S. Holder at an address outside the United States, unless the payer has knowledge that the payee is a U.S. person. Under the regulations described above, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.

Gain on Disposition of Common Stock

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of our common stock unless:

     o the gain is effectively connected with a trade or business of the holder in the United States;

     o in the case of Non-U.S. Holders who are non-resident alien individuals and hold our common stock as a capital asset, these individuals are present in the United States for 183 or more days in the taxable year of the disposition;

     o the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or

     o we are or have been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding the disposition or the holder's holding period. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation.

Information Reporting Requirements and Backup Withholding on Disposition of Common Stock

     Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of our common stock effected by or through a United States office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption.

     Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker.

     However, U.S. information reporting requirements will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder or that the holder otherwise is entitled to an exemption, and the broker is:

     o    a U.S. person;

     o a foreign person which derives 50% or more of its gross income for defined periods from the conduct of a trade or business in the United States;

     o a "controlled foreign corporation" for U.S. federal income tax purposes; or

     o effective after December 31, 2000, a foreign partnership (A) at least 50% of the capital or profits interest in which is owned by U.S. persons, or (B) that is engaged in a U.S. trade or business.

     Effective after December 31, 2000, backup withholding will apply to a payment of those disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

     An individual Non-U.S. Holder who is treated as the owner of, or has made lifetime transfers of, an interest in our common stock will be required to include its value in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                         SHARES ELIGIBLE FOR FUTURE SALE

     The shares of our common stock sold pursuant to this prospectus will be freely tradable without restriction under the Securities Act of 1933 except for those shares which may be acquired by one of our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act of 1933. Shares acquired by one of our affiliates will remain subject to the resale limitations of Rule 144.

     The shares of our common stock held by Roche constitute "restricted securities" within the meaning of Rule 144, and will be eligible for sale by Roche in the open market, subject to the applicable requirements of Rule 144, described below.

     Generally, Rule 144 provides that a person who has beneficially owned "restricted" shares for at least one year will be entitled to sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

     o    1% of the then outstanding shares of common stock; and

     o the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding the sale.

     Sales under Rule 144 are also subject to other requirements regarding:

     o    the manner of sale;

     o    notice; and

     o    availability of current public information about us.

     In the event that any person, who is deemed to be our affiliate, purchases shares of our common stock or acquires shares of our common stock pursuant to one of our employee benefit plans, the shares held by that affiliate are required under Rule 144 to be sold in brokers' transactions, subject to the volume limitations described above. Shares properly sold in reliance upon Rule 144 to persons who are not our affiliates are thereafter freely tradable without restriction.

     Sales of substantial amounts of our common stock in the open market, or the availability of substantial amounts of our common stock for sale, could adversely affect the price of our common stock. Shares sold pursuant to this prospectus will be eligible for immediate resale in the public market without restrictions by persons other than our affiliates. Our affiliates would be subject to the restrictions of Rule 144 described above.


     Outstanding options representing an aggregate of 40,944,862 shares of our common stock have been issued under our stock option plans, of which options representing 13,416,892 shares of our common stock were exercisable as of December 31, 2000. The shares issued pursuant to our stock option plans are freely tradable, subject to the restrictions on resale by affiliates under Rule 144 discussed above.

                              PLAN OF DISTRIBUTION

     The selling stockholders and their successors, which includes their transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The common stock may be sold in one or more transactions:

     o    at fixed prices;

     o    at prevailing market prices at the time of sale;

     o    at prices related to the prevailing market prices;

     o    at varying prices determined at the time of sale; or

     o    at negotiated prices.

     These sales may be effected in transactions in the following manner:

     o on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions that are not on any national securities exchange or quotation service or in the over-the- counter market;

     o through the writing of options, whether those options are listed on an options exchange or otherwise; or

     o    through the settlement of short sales.

     Selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the common stock and deliver these securities to close out short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less discounts and commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from any offerings by the selling stockholders.

     In order to comply with the securities laws of some states, the common stock may be sold in those states only through registered or licensed brokers or dealers.

     In addition, in some states the common stock may not be sold unless:

     o    they have been registered or qualified for sale; or

     o an exemption from registration or qualification requirements is available and is complied with.

     The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of those provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling stockholder may not sell any common stock described herein and may not transfer, devise or gift the securities by other means not described in this prospectus.

     To the extent required,

     o    the common stock to be sold,

     o    the names of the selling stockholders,

     o    the respective purchase prices and public offering prices,

     o the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer,

will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the LYONs to register the common stock exchangeable for LYONs under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and the company and their respective directors, officers and controlling persons against liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.

     The company and Roche will pay substantially all of the expenses incurred by the company as a result of complying with the registration rights agreement. However, neither Roche nor the company shall reimburse the holders of the LYONs or the holders of the common stock exchanged for LYONs for any fees or expenses incurred by them.

                                  LEGAL MATTERS

     The validity of common stock offered by this prospectus will be passed upon for Genentech by Davis Polk & Wardwell, New York, New York.

                                     EXPERTS


     The consolidated financial statements of Genentech, Inc. incorporated by reference in Genentech Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION


     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the SEC at the following SEC public reference rooms:

450 Fifth Street, N.W.       7 World Trade Center      500 West Madison Street
       Room 1024                  Suite 1300                  Suite 1400
Washington, D.C. 20549     New York, New York 10048    Chicago, Illinois 60661

     Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     Our SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes more dated information. We have previously filed the following documents with the SEC and incorporate them by reference into this prospectus:


     1. Our annual report on Form 10-K for the year ended December 31, 2000; and

     2. The description of our capital stock under the caption "Description of Capital Stock" in our registration statement on Form 8-A (File No. 1-09813).


     We also incorporate by reference all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the shares being offered in this prospectus are sold.

     We will provide without charge to each person to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus. If you would like to obtain this information from us, please direct your request, either in writing or by telephone, to Genentech, Inc., 1 DNA Way, South San Francisco, California 94080, Attention Investor Relations (650) 225-1260.

                               GENERAL INFORMATION

     In this prospectus, "Genentech," "we," "us" and "our" refer to Genentech, Inc., "common stock" refers to Genentech's common stock, par value $.02 per share.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of the shares of common stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this document.

     We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of the shares of common stock and the distribution of this prospectus outside the United States.

     We own or have rights to various copyrights, trademarks and trade names used in our business including the following: Actimmune(R) interferon gamma-1b; Activase(R) (alteplase, recombinant) tissue plasminogen activator; Herceptin(R) (trastuzumab) anti-HER2 antibody; Nutropin(R) (somatropin (rDNA origin) for injection) growth hormone; Nutropin AQ(R) (somatropin (rDNA origin) injection) liquid formulation growth hormone; Nutropin Depot(TM) (somatropin (rDNA origin) for injectable suspension) encapsulated sustained-release growth hormone; Protropin(R) (somatrem for injection) growth hormone; Pulmozyme(R) (dornase alfa, recombinant) inhalation solution; Rituxan(R) (rituximab) antibody; TNKase(TM) (tenecteplase) second generation tissue plasminogen activator; and Xubix(TM) (sibrafiban) oral IIb/IIIa antagonist. This prospectus also includes trademarks, service marks and trade names of other companies.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of the securities being registered hereby. All amounts are estimates except the registration fee.


                                                                  Amount to be
                                                                       Paid
                                                                 ---------------
Registration fee................................................ $      211,630
Printing and engraving expenses.................................         10,000
Legal fees and expenses.........................................        110,000
Transfer agent's fees...........................................          2,500
Accounting fees and expenses....................................         30,000
Miscellaneous...................................................         20,870
                                                                 --------------
   TOTAL........................................................ $      385,000
                                                                 ==============

      Roche has agreed to reimburse Genentech for (a) all reasonable external fees and expenses incurred by Genentech, including, without limitations, reasonable fees and expenses of counsel and independent public accountants retained by Genentech and printing expenses and (b) all SEC registration and filing fees.


Item 15.  Indemnification of Directors and Officers

     Our certificate of incorporation limits, to the fullest extent permitted by Delaware corporate law, the personal liability of directors for monetary damages for breach of their fiduciary duties.

     Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Our board of directors may provide similar indemnification of our officers, employees and agents as they deem appropriate and as authorized by Delaware law. We may purchase insurance on behalf of any director, officer, employee or agent against any expense incurred by such person in his or her capacity.

     Our certificate of incorporation also provides that Roche and the officers or directors of Roche will not be presumed liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty, failure to act in the best interests of Genentech, or receipt of any improper personal benefit, simply because Roche or any director or officer of Roche, in good faith, takes any action, exercises any right or gives or withholds any consent with respect to any agreement or contract between Roche and Genentech.

     In addition, Roche will not be liable to us or our stockholders for breach of any fiduciary duty if Roche pursues or acquires a potential corporate opportunity of ours or does not inform us of a potential corporate opportunity. If a director, officer or employee of Genentech who is also a director, officer or employee of Roche knows a potential transaction or matter that may be a corporate opportunity both for Genentech and Roche, the director, officer or employee is entitled to offer the corporate opportunity to us or Roche as the director, officer or employee deems appropriate under the circumstances in his sole discretion, and no such director, officer or employee will be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in our best interests or the derivation of any improper personal benefit by reason of the fact that such director, officer or employee offered such corporate opportunity to Roche (rather than to us) or did not communicate information regarding such corporate opportunity to us, or Roche pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate the corporate opportunity to us.

     Neither Roche nor any officer or director thereof shall be liable to us or our stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) our best interests or the derivation of any improper personal benefit by reason of the fact that Roche or an officer or director thereof in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between Roche and Genentech. No vote cast or other action taken by any person who is an officer, director or other representative of Roche, which vote is cast or action is taken by such person in his capacity as a director of Genentech, shall constitute an action of or the exercise of a right by or a consent of Roche for the purpose of any such agreement or contract.

Item 16.  Exhibits and Financial Statement Schedules

     (a)  The following exhibits are filed as part of this Registration
          Statement:



Exhibit No.      Document
-----------      ---------

  4.1        Private Placement Purchase Agreement between Roche Holdings, Inc.
             and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated, dated as of January 12, 2000+

  4.2 Registration Rights Agreement between the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the purchaser, dated as of January 19, 2000+

  5.1        Opinion of Davis Polk & Wardwell+


  23.1       Consent of Ernst & Young LLP, Independent Auditors


  23.2       Consent of Davis Polk & Wardwell (included in Exhibit 5.1)+

  24.1 Power of Attorney (included on the signature page of the Registration Statement)+


-------------

+ Previously filed

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

     (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registrant statement,

     (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post- effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) of Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 15 of this Registration Statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on the 13th day of March, 2001.



                                                GENENTECH, INC.


                                                By: /s/ Stephen G. Juelsgaard
                                                  ------------------------------
                                                Name:  Stephen G. Juelsgaard
                                                Title: Senior Vice President,
                                                        General Counsel
                                                        and Secretary

                                POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the registration statement has been signed by the following persons in the capacities indicated on March 13, 2001.


               Signature                                 Title
          --------------------                         ----------

           Arthur D. Levinson*              Principal Executive Officer and
     -----------------------------                      Director
           Arthur D. Levinson

          Louis J. Lavigne, Jr*               Principal Financial Officer
     -----------------------------
         Louis J. Lavigne, Jr.

             John M. Whiting*                 Principal Accounting Officer
     -----------------------------
             John M. Whiting

            Herbert W. Boyer*                           Director
     -----------------------------
            Herbert W. Boyer

            Franz B. Humer*                             Director
     -----------------------------
            Franz B. Humer

         Jonathan K.C. Knowles*                         Director
     -----------------------------
         Jonathan K.C. Knowles

           Charles A. Sanders*                          Director
     -----------------------------
           Charles A. Sanders

              Mark Richmond*                            Director
     -----------------------------
              Mark Richmond

      * /s/ Stephen G. Juelsgaard
     -----------------------------
         Stephen G. Juelsgaard
            Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit No.     Document
-----------     --------
   4.1          Private Placement Purchase Agreement between Roche Holdings,
                Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner &
                Smith Incorporated, dated as of January 12, 2000+

   4.2 Registration Rights Agreement between the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the purchaser, dated as of January 19, 2000+

   5.1          Opinion of Davis Polk & Wardwell+


   23.1         Consent of Ernst & Young LLP, Independent Auditors


   23.2         Consent of Davis Polk & Wardwell (included in Exhibit 5.1)+

   24.1 Power of Attorney (included on the signature page of the Registration Statement)+



------------------
+ Previously filed